Exhibit 10

For the three months ended September 30, 2009 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) (in thousands, except share and per share amounts) Three Months Ended September 30 September 30 2009 2008 REVENUE Brokerage 41,624 $ 37,293 $ Interest income 14 126 41,638 37,419 BRANCH EXPENSES Salaries and benefits 10,972 9,516 Retention payments 5,100 4,251 Selling, general and administrative 4,412 4,230 Rent 3,082 2,686 Advertising and promotion 1,059 996 Amortization of capital assets 1,256 1,109 25,881 22,788 BRANCH OPERATING INCOME 15,757 14,631 Regional expenses 2,357 1,721 Corporate expenses 4,141 3,404 Amortization of capital assets 500 174 Amortization of intangible assets 71 40 INCOME BEFORE INCOME TAXES 8,688 9,292 PROVISION FOR INCOME TAXES Current 2,719 544 Future 329 2,692 3,048 3,236 NET INCOME AND COMPREHENSIVE INCOME 5,640 $ 6,056 $ Basic 16,816,744 19,433,780 Diluted 17,196,674 19,496,013 BASIC EARNINGS PER SHARE Net income and comprehensive income 0.34 $ 0.31 $ DILUTED EARNINGS PER SHARE Net income and comprehensive income 0.33 $ 0.31 $ WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING See accompanying notes to interim consolidated financial statements. Page 2

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (Unaudited) (in thousands) September 30 September 30 2009 2008 RETAINED EARNINGS, BEGINNING OF PERIOD 20,978 $ 21,341 $ Dividends on common shares (2,342) - Shares repurchased - Note 6 (a) (2,416) (3,328) Net income and comprehensive income for the period 5,640 6,056 RETAINED EARNINGS, END OF PERIOD 21,860 $ 24,069 $ Three Months Ended See accompanying notes to interim consolidated financial statements. Page 3

INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited) (in thousands) September 30 June 30 2009 2009 ASSETS Current assets Cash and cash equivalents - Note 4 18,015 $ 18,519 $ Accounts receivable 4,756 2,864 Prepaid expenses and other 1,238 1,497 Income taxes receivable - 150 Current future income taxes 1,521 1,622 25,530 24,652 Deposits and other 559 481 Long term investment 180 180 Future income taxes 901 969 Capital assets 15,785 14,429 Intangible assets 9,553 8,531 Goodwill 35,043 34,554 87,551 $ 83,796 $ LIABILITIES Current liabilities Accounts payable and accrued liabilities - Note 5 14,960 $ 14,196 $ Income taxes payable 1,356 - Current portion of deferred revenue 70 133 Current portion of deferred lease inducements 261 260 Current portion of obligations under capital leases and other 771 396 17,418 14,985 Deferred revenue - 13 Deferred lease inducements 495 486 Obligations under capital leases and other 1,337 1,029 Future income taxes 1,591 1,431 20,841 17,944 SHAREHOLDERS' EQUITY Share capital - Note 6 40,539 40,222 Contributed surplus - Note 7 4,311 4,652 Retained earnings 21,860 20,978 66,710 65,852 87,551 $ 83,796 $ Contingencies - Note 8 Subsequent Events - Note 10 See accompanying notes to interim consolidated financial statements. Page 4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (in thousands) Three Months Ended September 30 September 30 2009 2008 Cash provided by (used in): OPERATING ACTIVITIES Income from continuing operations 5,640 $ 6,056 $ Items not affecting cash: Amortization of capital assets 1,756 1,283 Amortization of intangible assets 71 40 Stock-based compensation - Note 7 181 299 Future income taxes 329 2,692 7,977 10,370 Change in non-cash operating items: Accounts receivable - Note 9 (1,565) 1,898 Prepaid expenses, deposits and other 181 (157) Income taxes receivable 150 (969) Accounts payable and accrued liabilities 731 1,217 Income taxes payable 1,356 (923) Deferred revenue (76) (61) Deferred lease inducements 10 (34) 8,764 11,341 INVESTING ACTIVITIES Business acquisitions - Note 3 (800) (214) Purchase of intangible assets (1,088) (299) Purchase of capital assets (3,027) (641) (4,915) (1,154) FINANCING ACTIVITIES Proceeds from (repayment of) obligations under capital leases and other 610 (57) Dividends paid on common shares (2,342) - Issuance of common shares 715 75 Shares repurchased (3,336) (5,559) (4,353) (5,541) INCREASE (DECREASE) IN CASH (504) 4,646 CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD 18,519 15,644 CASH AND CASH EQUIVALENTS, END OF PERIOD 18,015 $ 20,290 $ Supplemental cash flow information: Interest paid 57 $ 7 $ Interest received 2 84 Income taxes paid 1,242 $ 2,436 $ See accompanying notes to interim consolidated financial statements. Page 5

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Unaudited) (in thousands, except share and per share amounts) Page 6 Nature of Business The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: The Cash Store and Instaloans who act as brokers to facilitate short-term advances and other financial services to income-earning consumers. As at September 30, 2009, the Company operated 451 (2008 – 391) branches. The Company’s earnings are seasonal. Typically the Company has its highest revenues in the fourth quarter followed by the current quarter, the second quarter and then lastly the third quarter. Note 1 – Significant Accounting Policies Basis of Presentation These unaudited consolidated interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates made by management. The recoverable values of future income tax assets, capital assets, goodwill and intangible assets, the estimated accrued liabilities related to the class action lawsuits, and the amortization periods of capital assets and intangible assets, are the more significant items which reflect estimates in these financial statements. These unaudited consolidated interim financial statements do not include all of the disclosures required by Canadian GAAP. They should be read in conjunction with the audited consolidated financial statements, including notes thereto, for the year ended June 30, 2009. Except as disclosed in Note 2, these unaudited consolidated interim financial statements follow the same significant accounting policies and methods of application as the most recent audited consolidated financial statements of the Company for the year ended June 30, 2009. Note 2 – Changes in Accounting Policies and Practices As disclosed in the June 30, 2009 annual audited consolidated financial statements, on July 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 Goodwill and Intangible Assets (“Section 3064”). The adoption of this standard has had no material impact on the Company’s financial position, net earnings or cash flows.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Unaudited) (in thousands, except share and per share amounts) Page 7 Note 2 – Changes in Accounting Policies and Practices (continued) Goodwill and Intangible Assets In February 2008, the CICA issued Handbook Section 3064 (“Section 3064”) Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets. The Company has evaluated the impact of adopting this standard on our consolidated financial statements and reclassified capitalized software costs in the amount of $4,186 from capital assets to intangible assets. These amendments have been adopted by the Company commencing July 1, 2009 and have been applied retroactively resulting in $3,161 of net assets being reclassified from capital assets to intangible assets in the comparative June 30, 2009 balance sheet, as well as $34 of amortization being reclassified from amortization of capital assets to amortization of intangible assets for the three months ended September 30, 2008. Business Combinations In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” which replaces the existing standard. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date and that non-controlling interests would be measured at their proportionate interest in the fair value of identifiable net assets or at fair value at date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011 and earlier adoption is permitted. The Company has evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made. Non-Controlling Interests In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests” which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company has evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made. Consolidated Financial Statements In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company has evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Unaudited) (in thousands, except share and per share amounts) Page 8 Note 2 – Changes in Accounting Policies and Practices (continued) Financial Instruments – Recognition and Measurement In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement," to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method. There have been no material impacts on the Company’s financial position, net earnings or cash flows. Recent Accounting Pronouncements Not Yet Adopted Financial Instruments – Recognition and Measurement In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement," to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments relating to embedded prepayment options apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of this amendment. Financial Instruments – Disclosure In June 2009, the CICA amended Handbook Section 3862, "Financial Instruments - Disclosures", to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently evaluating the impact of the amendment to the standard. International Financial Reporting Standards (“IFRS”) Canada's Accounting Standards Board ratified a strategic plan that will result in GAAP, as currently used by Canadian public companies, being evolved and converged with IFRS over a transitional period to be completed by 2011. The official changeover date to IFRS is for interim and annual financial statements related to fiscal years commencing on or after January 1, 2011, specifically July 1, 2011 for the Company. The Company is currently in the process of developing an IFRS changeover plan which will address key areas such as accounting policies, financial reporting, information systems, disclosure controls and procedures and other business activities. As part of this changeover plan, the Company is currently identifying differences in accounting policies on an ongoing basis as compared to choices that are in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. The Company has not yet finalized its determination of the potential impacts of the differences between GAAP and IFRS, which may or may not be material to the financial statements. The impact of adoption will be monitored on a continual basis and the Company intends to disclose the impact of these differences in its future consolidated financial statements, as it finalizes its assessment.

Cash Store FINANCIAL

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Unaudited)

(in thousands, except share and per share amounts)

Note 3 – Business Acquisition

On September 1, 2009, the Company acquired all the business assets of Affordable Payday Loans representing eight branches in Ontario and two branches in Alberta for total cash consideration of $800. Affordable Payday Loans operated in the short-term advances industry. The Company is in the process of finalizing its valuation of the net assets acquired, including goodwill and other intangible assets; thus the allocation of the purchase price is subject to refinement.

Net assets acquired at assigned values		
Capital assets	$	12
Customer contracts, relationships, lists and other		5
Goodwill		816
Accrued liabilities		(33)
	$	**800**

Note 4 – Cash and Cash Equivalents

The significant components of cash and cash equivalents are as follows:

		September 30 2009		June 30 2009
Cash	**$**	**17,765**	$	18,269
Cash Equivalents		**250**		250
	$	**18,015**	$	18,519

Cash equivalents includes a short-term guaranteed investment certificate (GIC) in the amount of $250 (2009 – $250).

Cash includes $3,000 in externally restricted cash related to the issuance of a standby letter of credit in the same amount. The standby letter of credit was issued pursuant to provisions of an agreement with DirectCash ATM Processing Partnership, our debit and prepaid credit card service provider, which was required to satisfy timing differences in cash settlements. No amounts have been drawn on this letter to date.

Cash also includes $750 in funds to facilitate claims related to the Ontario class action lawsuit settlement (Note 8 (a)).

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Unaudited) (in thousands, except share and per share amounts) Page 10 Note 5 – Accounts Payable and Accrued Liabilities September 30 June 30 2009 2009 Trade accounts payable and accrued liabilities 4,241 $ 3,587 $ Class action settlements - Note 8 (a) and (b) 5,011 6,169 Accrued salaries and benefits 2,276 3,458 Amounts due to third party lenders 3,419 939 Other 13 43 14,960 $ 14,196 $ Note 6 – Share Capital (a) Issued share capital September 30 June 30 Number of Shares Amount Number of Shares Amount Authorized: Unlimited common shares with no par value Issued: Balance, beginning of year 16,959,492 40,222 $ 19,540,002 46,085 $ Transfer from contributed surplus for stock options exercised - Note 7 - 522 - 281 Options exercised 141,667 715 137,960 268 Shares repurchased (387,799) (920) (2,718,470) (6,412) Balance, end of period 16,713,360 40,539 $ 16,959,492 40,222 $ 2009 2009 On June 30, 2009, the Company announced its intention to make a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, certain of its outstanding common shares. The number of common shares to be purchased during the period of the normal course issuer bid (the “Bid”) from July 3, 2009 to July 2, 2010 will not exceed 1,063,295 common shares, or approximately 10% of the public float outstanding on June 26, 2009. Common shares purchased pursuant to the Bid will be cancelled. The Company has purchased 387,799 common shares (September 30, 2008 – 945,846 common shares) at a cost of $3,336 for the three months ended September 30, 2009 (September 30, 2008 - $5,559).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Unaudited) (in thousands, except share and per share amounts) Page 11 Note 6 – Share Capital (continued) (b) Options to Employees and Directors The Company has an incentive stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted. Total Options for Shares Weighted Average Price Total Options for Shares Weighted Average Price Outstanding, beginning of year 1,128,356 4.72 $ 1,089,000 4.35 $ Granted 65,000 8.58 305,000 5.91 Exercised (141,667) 5.04 (137,960) 1.94 Forfeited (38,333) 4.89 (127,684) 7.43 Outstanding, end of period 1,013,356 4.92 1,128,356 4.72 Exercisable, end of period 421,365 4.75 $ 466,365 4.75 $ September 30 June 30 2009 2009 At September 30, 2009, the range of exercise prices, the weighted average exercise price and weighted average remaining contractual life are as follows: Fiscal Year Granted Number Outstanding Weighted Average Remaining Term Weighted Average Exercise Price Number Exercisable 2006 165,489 17 mos. 5.48 $ 165,489 2007 50,000 22 mos. 5.51 50,000 2008 527,867 38 mos. 3.69 179,210 2009 205,000 53 mos. 5.40 23,333 2010 65,000 56 mos. 9.43 3,333 1,013,356 38 mos. 4.75 $ 421,365

Cash Store FINANCIAL

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Unaudited)

(in thousands, except share and per share amounts)

Note 7 – Contributed Surplus

For stock options granted to certain employees, officers and directors after July 1, 2002, the Company records compensation expense using the fair value method. Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense, which has been recorded in corporate expenses, with a corresponding increase to contributed surplus. When options are exercised, the fair-value amount in contributed surplus is credited to share capital.

	September 30 2009	June 30 2009
Balance, beginning of year	**$ 4,652**	$ 3,776
Stock options exercised	**(522)**	(281)
Agency warrants on proposed financing	**-**	180
Stock-based compensation expense	**181**	977
	$ 4,311	$ 4,652

Note 8 – Class Action Settlements

(a) Ontario and the rest of Canada with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (the "Plaintiff"), a customer. The Plaintiff obtained an order pursuant to the *Class Proceedings Act*, 1992, S.O. 1992 c.6 (the "Class Proceeding Act"), as amended, certifying the action as a class proceeding and appointing him as the representative of the class. The Plaintiff asserted that the defendants were in breach of the *Criminal Code of Canada* and the *Fair Trading Act* as the aggregate of all charges including interest, broker fees and card fees charged was in excess of those allowed by law. The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest, and/or at an excessive rate as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between the Company and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the settlement, the Company is to pay to the class a minimum of $750 and a maximum of $1,500 in cash and a minimum of $750 and a maximum of $1,500 in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a provision of $1,910 has been recorded to cover the estimated costs of the settlement, including legal fees and other costs. During the year ended June 30, 2009, the Company paid the legal fees and costs of the class. On August 6, 2009 the claims process was concluded and we issued $750 in vouchers and $750 in cheques to the class members as full and final satisfaction of all claims. Management estimates the range of the cheques and vouchers taken up to be between $1,000 and $1,500. As at September 30, 2009, the remaining accrual is $11.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Unaudited) (in thousands, except share and per share amounts) Page 13 Note 8 – Class Action Settlements (continued) (b) British Columbia On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified, on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial, and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customer’s third party lenders added to the Claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others, the “Related Actions”, against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. On May 12, 2009, the Company settled the British Columbia Related Actions in principle. The settlement is conditional upon the terms of the settlement being approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial. As at September 30, 2009 the settlement had not been approved by the Court. A decision is expected to be received during the second quarter of fiscal 2010. Under the terms of the settlement in principle, the Company is to pay to the eligible class members a maximum estimated amount, as at this date, of $8,000 in cash and $8,000 in credit vouchers, subject to court approval, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full or who met certain other eligibility criteria. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on our estimate of the rate of take-up of the available cash and credit vouchers, a provision and accrued liability of $5,000 has been recorded to cover the estimated costs of the settlement, including legal fees of the class and costs to administer the settlement fund. The estimated maximum exposure with respect to this settlement is approximately $16,000. It is possible that additional reserves above that are already recorded by the Company could be required. Additional reserves, if required, cannot be reasonably determined at this time because of the difficulty in predicting the number of class Members who may sign up for the settlement. Note 9 – Sale of Tembo Telecom Inc. On August 31, 2009, the Company sold all of the business assets of a subsidiary, Tembo Telecom Inc. (“Tembo”) to DirectCash Management Inc. on behalf of DirectCash ATM Management Partnership. The letter of agreement states that the purchase price of $450 is due and payable in quarterly installments based on 50% of profitability or can be prepaid at any time without notice, bonus or penalty. The balance shall be fully paid on or before November 30, 2015. The full amount of the purchase price is currently recorded in accounts receivable. The Company believes that the purchase price will be repaid on or before this date. The net assets sold were $327.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (Unaudited) (in thousands, except share and per share amounts) Page 14 Note 10 – Subsequent Events Dividends declared On October 28, 2009, the Company declared a quarterly cash dividend of $0.10 per common share. The dividend is payable on November 26, 2009 to shareholders of record on November 11, 2009. Note 11 – Comparative Figures Certain comparative figures have been reclassified to conform to presentation adopted for the current period.